SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549



                                  FORM 11-K




[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]




                          For the fiscal year ended
                              December 31, 1993




[   ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


                        For the transition period from
                                     to
                         -----------     ------------

                        COMMISSION FILE NUMBER 1-1136



          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:



         BRISTOL-MYERS SQUIBB COMPANY SAVINGS AND INVESTMENT PROGRAM



          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:




                         BRISTOL-MYERS SQUIBB COMPANY
                               345 Park Avenue
                          New York, New York  10154

                          BRISTOL-MYERS SQUIBB COMPANY
                         SAVINGS AND INVESTMENT PROGRAM
                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

                                DECEMBER 31, 1993





                                                                   Page No.
                                                                 -----------
Required Information                                              F-2

Signature                                                         F-3

Report of Independent Accountants                                 F-4

Statement of Net Assets - December 31, 1993 and 1992              F-5 to F-6

Statement of Changes in Net Assets - For the Years
  Ended December 31, 1993 and 1992                                F-7 to F-8

Notes to Financial Statements                                     F-9 to F-20

Schedule I - Schedule of Investments                              S-1

Exhibit A - Consent of Independent Accountants                    E-1

                             REQUIRED INFORMATION




1. The Financial Statements and Schedule of the Bristol-Myers Squibb Company Savings and Investment Program prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended.



Exhibit A. Consent of Price Waterhouse, Independent Accountants.

                                     SIGNATURE




The Program
- - -----------
Pursuant to the requirements of the Securities Exchange Act of 1934, the Bristol-Myers Squibb Company Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                    BRISTOL-MYERS SQUIBB COMPANY
                                    SAVINGS AND INVESTMENT PROGRAM





Date:  June 29, 1994                 By: /s/ Michael F. Mee
       ---------------------             -----------------------------------
                                         Michael F. Mee
                                         Senior Vice President
                                         and Chief Financial Officer
                                         Chairman, Bristol-Myers Squibb
                                         Company Savings Plan Committee

To the Participants of the Bristol-Myers
Squibb Company Savings and Investment Program and the Savings Plan Committee of Bristol-Myers Squibb Company



                    Report of Independent Accountants
                    ---------------------------------

In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the net assets of the Bristol-Myers Squibb Company Savings and Investment Program (the "Program") at December 31, 1993 and 1992, and the changes in the Program's net assets for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the plan administrator, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedule I, although required by ERISA, is presented for purposes of additional analysis and is not a required part of the basic financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.





/s/ PRICE WATERHOUSE
- - ---------------------------
PRICE WATERHOUSE
New York, New York
June 8, 1994

                                              BRISTOL-MYERS SQUIBB COMPANY
                                             SAVINGS AND INVESTMENT PROGRAM
                                                 STATEMENT OF NET ASSETS
                                                    DECEMBER 31, 1993
                                                     ($000 OMITTED)

                                                                                       Fixed        Money
                                                            Company    Diversified     Income       Market     Loan
                                                  Total    Stock Fund  Equity Fund      Fund         Fund      Fund
                                               ----------  ----------  -----------    --------    --------   -------
Assets:

 Interest in Master Trust (Notes 1, 2 and 6)   $1,374,530    $646,459     $186,367    $526,342     $15,362         -
 Loans to participants                             26,838           -            -           -           -   $26,838
 Inter-fund transfers (payable) receivable              -     (3,576)        1,235       3,140       (149)     (650)
                                               ----------    --------     --------    --------     -------   -------
   Total assets                                 1,401,368     642,883      187,602     529,482      15,213    26,188


Less:

 Withdrawals and distributions payable              7,749       3,709        1,074       2,859         107         -
                                               ----------    --------     --------    --------     -------   -------
   Net assets                                  $1,393,619    $639,174     $186,528    $526,623     $15,106   $26,188
                                               ==========    ========     ========    ========     =======   =======















The accompanying notes are an integral part of these financial statements.

                                                BRISTOL-MYERS SQUIBB COMPANY
                                               SAVINGS AND INVESTMENT PROGRAM
                                                   STATEMENT OF NET ASSETS
                                                      DECEMBER 31, 1992
                                                       ($000 OMITTED)


                                                                                       Fixed        Money
                                                            Company    Diversified     Income       Market        Loan
                                                  Total    Stock Fund  Equity Fund      Fund         Fund         Fund
                                               ----------  ----------  -----------    --------     --------     -------
Assets:

 Interest in Master Trust (Notes 1, 2, and 6)  $1,360,849    $706,115     $157,168    $480,804      $16,762           -
 Loans to participants                             26,503           -            -           -            -     $26,503
 Inter-fund transfers (payable) receivable              -        (28)           69       (129)           98        (10)
                                               ----------    --------     --------    --------      -------     -------
  Total assets                                  1,387,352     706,087      157,237     480,675       16,860      26,493

Less:

 Withdrawals and distributions payable              6,024       1,696          535       3,738           55           -
                                               ----------    --------     --------    --------      -------     -------
  Net assets                                   $1,381,328    $704,391     $156,702    $476,937      $16,805     $26,493
                                               ==========    ========     ========    ========      =======     =======















The accompanying notes are an integral part of these financial statements.


                                             BRISTOL-MYERS SQUIBB COMPANY
                                            SAVINGS AND INVESTMENT PROGRAM
                                          STATEMENT OF CHANGES IN NET ASSETS
                                         FOR THE YEAR ENDED DECEMBER 31, 1993
                                                    ($000 OMITTED)

                                                                                       Fixed       Money
                                                            Company    Diversified     Income      Market       Loan
                                                  Total    Stock Fund  Equity Fund      Fund        Fund        Fund
                                               ----------  ----------  -----------    --------   ----------  ----------
Net assets, January 1, 1993                    $1,381,328    $704,391     $156,702    $476,937      $16,805     $26,493

Transfer of participants' net interests from
  the Bristol-Myers Squibb Company Savings
  and Investment Program to the S.C. Johnson
  & Son, Inc. Savings Plan (Note 1)              (28,603)    (14,476)      (4,772)     (9,047)        (308)           -

Transfer of participants' net interests
  from the Bristol-Myers Squibb Company
  Employee Incentive Thrift Plan into
  the Bristol-Myers Squibb Company
  Savings and Investment Program (Note 1)             395         355            4          30            -           6

Inter-fund transfers                                    -    (32,731)       10,639      25,169      (2,766)       (311)

Contributions (Notes 1 and 3):
  Participants                                     87,178      43,077       17,631      24,431        2,039           -
  Employer                                         41,297      40,346          241         686           24           -
                                               ----------    --------     --------    --------      -------     -------
                                                  128,475      83,423       17,872      25,117        2,063           -
                                               ----------    --------     --------    --------      -------     -------
Program's share of earnings and net
  realized and unrealized (losses)/gains
  of interest in Master Trust
  (Notes 1, 2 and 6)                              (8,036)    (64,737)       16,444      39,695          562           -

Withdrawals and distributions to
  participants (Notes 1, 3 and 4)                (79,940)    (37,051)     (10,361)    (31,278)      (1,250)           -
                                               ----------    --------     --------    --------      -------     -------
Net assets, December 31, 1993                  $1,393,619    $639,174     $186,528    $526,623      $15,106     $26,188
                                               ==========    ========     ========    ========      =======     =======


The accompanying notes are an integral part of these financial statements.


                                                  BRISTOL-MYERS SQUIBB COMPANY
                                                 SAVINGS AND INVESTMENT PROGRAM
                                               STATEMENT OF CHANGES IN NET ASSETS
                                              FOR THE YEAR ENDED DECEMBER 31, 1992
                                                         ($000 OMITTED)

                                                                                       Fixed       Money
                                                            Company    Diversified     Income      Market       Loan
                                                  Total    Stock Fund  Equity Fund      Fund        Fund        Fund
                                               ----------  ----------  -----------    --------   ----------  ----------
Net assets, January 1, 1992                    $1,454,853    $822,265     $136,306    $458,316      $19,615     $18,351

Consolidation of the Concept, Inc.
  Employees' Savings Plan and Trust
  into the Bristol-Myers Squibb Company
  Savings and Investment Program (Note 1)           6,785       2,177          833       3,661          114           -

Transfer of participants' net interests
  from the Bristol-Myers Squibb Company
  Employee Incentive Thrift Plan into
  the Bristol-Myers Squibb Company
  Savings and Investment Program (Note 1)             409         393          (4)          20            -           -

Inter-fund transfers                                    -       2,313        3,158    (10,524)      (3,089)       8,142

Contributions (Notes 1 and 3):
  Participants                                     90,908      52,426       12,654      23,601        2,227           -
  Employer                                         42,845      42,197          117         511           20           -
                                               ----------    --------     --------    --------      -------     -------
                                                  133,753      94,623       12,771      24,112        2,247           -
                                               ----------    --------     --------    --------      -------     -------
Program's share of earnings and net
  realized and unrealized (losses)/gains
  of interest in Master Trust
  (Notes 1, 2, and 6)                           (124,626)   (176,658)       11,481      39,819          732           -

Withdrawals and distributions to
  participants (Notes 1, 3 and 4)                (89,846)    (40,722)      (7,843)    (38,467)      (2,814)           -
                                               ----------    --------     --------    --------      -------     -------
Net assets, December 31, 1992                  $1,381,328    $704,391     $156,702    $476,937      $16,805     $26,493
                                               ==========    ========     ========    ========      =======     =======


The accompanying notes are an integral part of these financial statements.

                            BRISTOL-MYERS SQUIBB COMPANY
                           SAVINGS AND INVESTMENT PROGRAM
                            NOTES TO FINANCIAL STATEMENTS



NOTE 1 - DESCRIPTION OF PLAN
- - ----------------------------
General
- - -------
The Bristol-Myers Company Savings Plan became effective on January 1, 1971 and was amended effective as of May 3, 1982 and designated as the Bristol-Myers Company Savings and Investment Program (the "Savings Program"). The Savings Program consisted of Part I, the Bristol-Myers Company Savings Plan (the "Savings Plan") and Part II, the Bristol-Myers Company Pre-Tax Investment Plan (the "Pre-Tax Plan"), providing employees with a choice to participate on either an after-tax or a pre-tax basis or a combination of both. On October 4, 1989, Squibb Corporation merged with a subsidiary of Bristol-Myers Company and Bristol-Myers Company changed its name to Bristol-Myers Squibb Company (the "Company"). Effective October 4, 1989, the name of the Savings Program was changed to the Bristol-Myers Squibb Company Savings and Investment Program.

Effective January 1, 1991, the Savings Plan and the Pre-Tax Plan were amended and consolidated into a single plan, the Bristol-Myers Squibb Company Savings and Investment Program (the "Program"). The Program eliminated the Part I and Part II distinction while maintaining after-tax and pre-tax options.

The Program operates within a master trust (the "Master Trust"), held by The Northern Trust Company (the "Trustee") under the terms of a Trust Agreement (the "Trust"), which consolidates the assets of the Program with those of the Bristol-Myers Squibb Company Employee Incentive Thrift Plan (the "Thrift Plan"), the Bristol-Myers Squibb Puerto Rico, Inc. Savings and Investment Program (the "Puerto Rico Savings Program"), the Drackett/Bristol-Myers Squibb Employees' Pension Plan and certain assets of the Bristol-Myers Squibb Pension Trust Plans. The assets of the Program, the Thrift Plan and the Company Stock and Diversified Equity Funds of the Puerto Rico Savings Program (collectively the "Savings Plans") are not commingled with the assets of the pension plans and the Fixed Income Fund of the Puerto Rico Savings Program. For purposes of the Program's financial statements, Note 6 only includes the interest of the Savings Plans.

Effective January 1, 1992, the Program was amended and consolidated to integrate and merge the portion of the Concept, Inc. Employees' Savings Plan and Trust that was maintained for the benefit of certain employees and former employees of Concept, Inc. who work or reside in the U.S. into the Program. The net assets attributable to the Concept, Inc. Employees' Savings Plan and Trust participants, amounting to $6.8 million, were transferred at the December 31, 1991 market values into the Program.

On December 31, 1992, the Company completed the sale of The Drackett Company, its household products business, to S.C. Johnson & Son, Inc. ("SCJ"). SCJ established a savings plan for the Drackett participants which mirrors the Program. The net assets attributable to Drackett participants, amounting to $28.6 million, were transferred at the January 31, 1993 market values into that plan.

On December 21, 1993, the Company completed the sale of certain assets of Edward Weck Incorporated ("Weck") to Teleflex. Teleflex amended its savings plan to accept all Program assets of transferring Weck participants. The net assets attributable to Weck participants, amounting to approximately $9.5 million, were transferred at the January 31, 1994 market values into the Teleflex savings plan.

The Bristol-Myers Squibb Company Savings Plan Committee (the "Committee") is the Administrator of the Program and Plan Asset Fiduciary.

Contributions
- - -------------
In general, an employee electing to participate in the Program can elect to contribute up to 16% of his or her Annual Benefit Salary or Wages (as defined in the Program) on an after-tax basis or to reduce his or her compensation by up to 16% and have such amount contributed on his or her behalf on a pre-tax basis. Participants may also elect a combination of contributions up to a combined total both on an after-tax and on a pre-tax basis of 16%. For each participant, the first 6% of total contributions is matched 75% by the Company. In addition, the Program permits the acceptance of eligible rollover contributions (a distribution from another qualified pension or profit sharing plan or from a conduit individual retirement account), provided certain prerequisites are met. Participant contributions may be invested, as directed by the participant, in any one or equally in any two or more of the following funds: the Company Stock Fund, the Diversified Equity Fund, the Fixed Income Fund and the Money Market Fund.

Company matching contributions are automatically invested in the Company Stock Fund. These contributions may not be transferred out of the Company Stock Fund unless the participant is 55 years old or older. If the participant is 55 years old or older, he or she may elect to have the investment of Company matching contributions follow the participant contribution investment direction. Company matching contributions, invested as indicated by the participant in any one or equally in any two or more of the funds, made to the Program prior to the January 1, 1991 merger of the Squibb Corporation Incentive Savings and Stock Ownership Plan, will still be transferrable among the four investment funds.

Investments
- - -----------
The contributions of participants and the Company are remitted monthly to the Trustee. Each participant must direct that his or her contributions be invested in one or more of the four funds on an after-tax and/or on a pre-tax basis.

The four funds under the Program are:

   Company Stock Fund - Consists of Common Stock of Bristol-Myers Squibb Company which are registered for the purpose of the Program with the United States Securities and Exchange Commission. From time-to-time, the

    Program may invest in U.S. Government obligations or other investments of a short-term nature which will ultimately be used for the purchase of shares of Common Stock of Bristol-Myers Squibb Company.

    Diversified Equity Fund - Consists of participating units of an S&P 500 Equity Index Fund (the "Index Fund") managed by Bankers Trust Company.
    The Index Fund includes the common stock of those companies included in the S&P 500, including Bristol-Myers Squibb Company and its subsidiaries. Also included within this fund are investments in U.S. Government oblig-ations or other investments of a short-term nature and investments in any commingled trusts established and maintained by the Trustee, for the invest-ment of funds of trusts of profit sharing and pension plans, which trusts are exempt from tax under Section 501(a) of the Internal Revenue Code, as the Trustee in its discretion may choose.

    Fixed Income Fund - Consists primarily of a group of annuity contracts issued by various insurance companies to the Trustee of the Program under which the insurance companies provide a guarantee of principal and credit interest monthly at a guaranteed rate. Contracts with New York Life Insurance Company ("New York Life"), Prudential Life Insurance Company ("Prudential"), Principal Mutual Life Insurance Company ("Principal Mutual"), Continental Assurance Company ("CNA"), ITT Hartford Life Insurance Company ("ITT Hartford") and Metropolitan Life Insurance
    Company ("Metropolitan Life") were in place at December 31, 1993. One New York Life contract will mature March 31, 1995. A second New York Life contract will mature in two installments at June 30 of 1996 and 1997. One Prudential contract has one remaining maturity installment at December 31, 1994. A second Prudential contract will mature in three remaining installments at December 31, 1994, 1995 and 1996. The Principal Mutual contract has one remaining maturity installment at January 31, 1994. One CNA contract will mature January 2, 1998. A second CNA contract will mature January 4, 1999. One Metropolitan Life contract will mature July 1, 1999 and a second contract will mature July 1, 2000. The ITT Hartford contract will mature December 31, 1996.

    From time-to-time, the Program may invest in obligations of the U.S. Government or its agencies, bank investment contracts, other investments of a short-term nature and/or investments in qualified commingled trust funds managed by the Trustee for the investment of funds of profit sharing and savings plans and programs.

    At any point in time, the fund's interest rate will be a combined rate based upon the balances and interest rates of the investments which comprise the fund, and depend on the amount of contributions invested in the fund, the amounts withdrawn from the fund and the amounts transferred to and from the fund. The fund's effective annual rate is measured by investment performance using general market reporting methods. This rate was 8.3% and 8.8% for the years ending December 31, 1993 and 1992, respectively.

    Money Market Fund - Consists of (i) obligations with a term of no more than two years issued or guaranteed by the U.S. Government or its agencies, including but not limited to U.S. Treasury bills and notes; (ii) other short term obligations, including but not limited to, commercial paper, bankers' acceptances, certificates of deposit and time deposits; (iii) mutual funds or commingled or pooled investments specified in clauses (i) or (ii) above; and/or (iv) the Northern Trust Company Collective Capital Reserve Short-Term Investment Fund.

The 1993 participant contributions were invested in one or more funds on an after-tax and/or on a pre-tax basis at the discretion of the participant. At December 31, 1993, 9,567 and 13,537 participants were contributing on an after-tax and/or on a pre-tax basis, respectively, in the Program as follows:

                                                              Participants
                                                         ----------------------
                                                         After-Tax      Pre-Tax
                                                         ---------      -------

Company Stock Fund                                           2,668       4,344
Fixed Income Fund                                            2,501       1,591
Diversified Equity Fund                                        532         944
Money Market Fund                                               29          41
Fixed Income Fund and Company Stock Fund                     1,334       1,395
Company Stock Fund and Diversified Equity Fund                 980       2,119
Fixed Income Fund and Diversified Equity Fund                  557       1,107
Money Market Fund and Fixed Income Fund                         58          85
Money Market Fund and Company Stock Fund                        88         166
Money Market Fund and Diversified Equity Fund                   35          73
Fixed Income Fund/Company Stock Fund/Diversified Equity Fund   491       1,053
Company Stock Fund/Diversified Equity Fund/Money Market Fund    53         151
Company Stock Fund/Fixed Income Fund/Money Market Fund          63          94
Diversified Equity Fund/Fixed Income Fund/Money Market Fund     55         134
All Four Funds                                                 123         240
                                                            ------      ------
                                                             9,567      13,537
                                                            ======      ======

Withdrawals and transfers
- - -------------------------
While remaining in employment, a participant may withdraw all or part of the value attributable to contributions made subject to certain restrictions of the Program.

During 1993 and 1992, certain employees, no longer covered by a collective bargaining agreement, became eligible to participate in the Program. Accordingly, their equity was transferred into the Program from the Thrift Plan at the current market value at the time of the transfer.

Loans
- - -----
Effective January 1, 1984, the Committee may, at its discretion, make loans to participants. The amount of the loan may not exceed the lesser of (1) 50% of the participant's entire vested interest under the Program, determined as of the valuation date, and (2) $50,000 less the highest outstanding loan balance during the previous twelve months.

Termination of employment
- - -------------------------
Upon the termination of a participant's employment, the participant, or in the event of his or her death, the participant's spouse or designated beneficiary, may, under varying circumstances, receive (1) a lump sum payment, (2) installment payments over a period not to exceed the joint life expectancy of the participant and the participant's spouse (five years if payment is by reason of death) or (3) an annuity. In each case the payment will be based on the vested value in the respective funds allocated to the participant. A participant vests in Company contributions at the rate of 20% for each year of qualifying service so that after five years of qualifying service he or she is 100% vested. Upon death or normal retirement, a participant will become 100% vested regardless of his or her years of qualifying service. Participants who return to work for the Company who were partially or fully vested will be reinstated to their previous level of vesting and may immediately enroll in the Program.

NOTE 2 - ACCOUNTING POLICIES
- - ----------------------------
Valuation
- - ---------
Securities traded on a national securities exchange are valued at their last reported sales price at the end of the year or, if there was not a sale that day, the last reported bid price. Securities traded in the over-the-counter market are valued at the last reported bid price at the end of the year. The investments in the Fixed Income Fund and in the Money Market Fund are valued at cost plus interest earned. The proportionate interest of the Program's assets in the Master Trust is determined by the Trustee. The Program's interest consists of the dollar amount of collective participant ownership interest held.

Income, expenses and realized and unrealized gains and losses on securities
- - ---------------------------------------------------------------------------
Income, expenses and realized and unrealized gains and losses from participation in the Master Trust are apportioned to the Program based on the dollar amount of ownership interest held at the end of each month. Interest is accrued as earned, and dividends are recorded on the ex-dividend date.

Realized gains and losses for securities sold are recorded on the trade date and are determined using the average cost method. Unrealized gains and losses represent the difference between the cost and fair value of securities.

All expenses of administering the Program, including the fees and expenses of the Trustee, are borne by the Company.

NOTE 3 - TERMINATION FORFEITURES
- - --------------------------------
Forfeitures of amounts contributed by the Company and certain of its affiliates due to terminations, net of amounts reinstated, are reported as reductions of Company contributions. Forfeitures for the years ended December 31, 1993 and 1992 were ($000 Omitted):

              Fund                                          1993     1992
       ------------------                                   ----     ----
       Company Stock                                        $710     $530
       Diversified Equity                                     10       18
       Fixed Income                                         (21)       60
       Money Market                                            1        6
                                                            ----     ----
                                                            $700     $614
                                                            ====     ====

NOTE 4 - FEDERAL INCOME TAXES
- - -----------------------------
In the Program's latest determination letter, the Internal Revenue Service stated that the Program, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Program has been amended since receiving the determination letter. However, the plan administrator believes that the Program is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the plan administrator believes that the Program was qualified and the related Trust was tax-exempt as of December 31, 1993.

Under present federal income tax laws and regulations, a participant will not be subject to federal income taxes on the contributions by the employing company, or on the interest, dividends or profits on the sale of securities received by the Trustee until the participant's account is distributed to the participant or, prior to January 1, 1982, unqualifiedly made available to the participant.

NOTE 5 - TERMINATION OF THE PROGRAM
- - -----------------------------------
Although the Company has not expressed any intent to terminate the Program, it may do so at any time. If the Program is terminated, the interest of each participant in all funds will vest immediately.

NOTE 6 - MASTER TRUST STATEMENTS
- - --------------------------------

At December 31, 1993, the net assets of the Master Trust relating to the Savings Plans were as follows ($000 Omitted):

                                                          Company     Diversified  Fixed Income   Money Market
                                                Total    Stock Fund   Equity Fund     Fund            Fund
                                             ----------  ----------   -----------  ------------  -------------
Investments, at fair value                   $1,434,973    $696,038      $188,438      $534,259        $16,238
Interest receivable                                 245         124            21            52             48
Receivable from sale of securities                2,300       2,300             -             -              -
Payable for purchase of securities              (2,500)     (2,500)             -             -              -
                                             ----------    --------      --------      --------        -------
Net assets                                   $1,435,018    $695,962      $188,459      $534,311        $16,286
                                             ==========    ========      ========      ========        =======
Program's interest in net assets             $1,374,530    $646,459      $186,367      $526,342        $15,362
                                             ==========    ========      ========      ========        =======


At December 31, 1993, the investments of the Master Trust relating to the Savings Plans were as follows ($000 Omitted):


Principal amount
  or number of                                                                                                Market
shares or units                            Company Stock Fund                                   Cost           Value
- - ----------------             -----------------------------------------------                 ---------      ---------

  11,898,337                 Bristol-Myers Squibb Company Common Stock                        $487,291       $691,591
      $4,447                 Participation in COLTV Funds: Short-Term Funds                      4,447          4,447
                                                                                              --------       --------
                             Total Company Stock Fund                                         $491,738       $696,038
                                                                                              ========       ========
                                         Diversified Equity Fund
                             ------------------------------------------------
     189,671                 Bankers Trust Company S&P 500 Equity Index Fund                  $134,429       $187,518
          $1                 Bankers Trust Company Discretionary Cash Fund                           1              1
        $919                 Participation in COLTV Funds: Short-Term Funds                        919            919
                                                                                              --------       --------
                             Total Diversified Equity Fund                                    $135,349       $188,438
                                                                                              ========       ========
                                          Fixed Income Fund
                             -----------------------------------------------
                             Group Annuity Contracts, New York Life Insurance
                               Company, with interest rates ranging from
    $212,468                   9.00% to 9.45%, varying maturity dates                         $212,468       $212,468



NOTE 6 - MASTER TRUST STATEMENTS (con't)
- - ----------------------------------------

Principal amount
  or number of                                                                                          Market
shares or units                            Fixed Income Fund                             Cost            Value
- - ----------------             -----------------------------------------------          ----------      ----------

                             Group Annuity Contracts, Prudential Life Insurance
                               Company, with interest rates ranging from 8.79%
    $150,385                   to 9.14%, varying maturity dates                         $150,385        $150,385

                             Group Annuity Contracts, Metropolitan Life
     $65,957                   Insurance Company, 7.0%, varying maturity dates            65,957          65,957

                             Group Annuity Contract, Continental Assurance
     $16,239                   Company, 7.25%, maturing January 4, 1999                   16,239          16,239

                             Group Annuity Contract, Continental Assurance
     $35,268                   Company, 6.95%, maturing January 2, 1998                   35,268          35,268

                             Group Annuity Contract, Principal Mutual Life
     $10,285                   Insurance Company, 8.35%, maturing January 31, 1994        10,285          10,285

                             Group Annuity Contract, ITT Hartford Life Insurance
     $25,102                   Company, 5.09%, maturing December 31, 1996                 25,102          25,102

     $18,555                 Participation in COLTV Funds: Short-Term Funds               18,555          18,555
                                                                                        --------        --------
                             Total Fixed Income Fund                                    $534,259        $534,259
                                                                                        ========        ========
                                            Money Market Fund
                             -----------------------------------------------
     $16,238                 Participation in COLTV Funds: Short-Term Funds              $16,238         $16,238
                                                                                         =======         =======
                             Total Investments                                        $1,177,584      $1,434,973
                                                                                      ==========      ==========



NOTE 6 -  MASTER TRUST STATEMENTS (con't)
- - ----------------------------------------
For the year ended December 31, 1993, net investment income of the Master Trust relating to the Savings Plans was as follows ($000 Omitted):

                                                                 Company     Diversified  Fixed Income   Money Market
                                                       Total    Stock Fund   Equity Fund     Fund            Fund
                                                    ----------  ----------   -----------  ------------  -------------
Investment income:
  Interest                                            $ 42,946    $  1,712       $   226       $40,413           $595
  Dividends                                             32,933      32,933             -             -              -
                                                     ---------   ---------       -------       -------           ----
                                                        75,879      34,645           226        40,413            595
                                                     ---------   ---------       -------       -------           ----
Net realized gain/(loss) on securities
 sold or distributed:
  Proceeds                                             116,582      29,899         5,699        80,984              -
  Cost                                                 112,198      26,835         4,270        81,093              -
                                                     ---------   ---------       -------       -------           ----
    Net realized gain/(loss)                             4,384       3,064         1,429         (109)              -
                                                     ---------   ---------       -------       -------           ----
Change in unrealized appreciation:
  Net appreciation at the end of the year              257,389     204,300        53,089             -              -
  Net appreciation at the beginning of
  the year                                             349,660     311,525        38,135             -              -
                                                     ---------   ---------       -------       -------           ----
                                                      (92,271)   (107,225)        14,954             -              -
                                                     ---------   ---------       -------       -------           ----
Net investment (loss)/income                         $(12,008)   $(69,516)       $16,609       $40,304           $595
                                                     =========   =========       =======       =======           ====
Program's interest in net investment (loss)/income    $(8,036)   $(64,737)       $16,444       $39,695           $562
                                                     =========   =========       =======       =======           ====


At December 31, 1992, the net assets of the Master Trust relating to the Savings Plans were as follows ($000 Omitted):

Investments, at fair value                          $1,425,365    $761,150      $158,534      $487,972        $17,709
Interest receivable                                        269         153            16            49             51
Payable for purchase of securities                     (3,000)     (3,000)             -             -              -
                                                    ----------    --------      --------      --------        -------
Net assets                                          $1,422,634    $758,303      $158,550      $488,021        $17,760
                                                    ==========    ========      ========      ========        =======
Program's interest in net assets                    $1,360,849    $706,115      $157,168      $480,804        $16,762
                                                    ==========    ========      ========      ========        =======



NOTE 6 - MASTER TRUST STATEMENTS (con't)
- - ----------------------------------------
At December 31, 1992, the investments of the Master Trust relating to the Savings Plans were as follows ($000 Omitted):


Principal amount
  or number of                                                                                         Market
shares or units                           Company Stock Fund                            Cost            Value
- - ----------------             ----------------------------------------------           --------        --------
  11,249,452                 Bristol-Myers Squibb Company Common Stock                $446,407        $757,932
      $3,218                 Participation in COLTV Funds: Short-Term Funds              3,218           3,218
                                                                                      --------        --------
                             Total Company Stock Fund                                 $449,625        $761,150
                                                                                      ========        ========
                                        Diversified Equity Fund
                             ----------------------------------------------
     176,646                 Bankers Trust Company S&P 500 Equity Index Fund          $120,364        $158,499
         $35                 Participation in COLTV Funds: Short-Term Funds                 35              35
                                                                                      --------        --------
                             Total Diversified Equity Fund                            $120,399        $158,534
                                                                                      ========        ========
                                           Fixed Income Fund
                             ----------------------------------------------
                             Group Annuity Contracts, New York Life Insurance
                               Company, with interest rates ranging from 9.00%
    $194,457                   to 9.45%, varying maturity dates                       $194,457        $194,457

                             Group Annuity Contracts, Prudential Life Insurance
                               Company, with interest rates ranging from 8.79%
    $138,022                   to 9.14%, varying maturity dates                        138,022         138,022

                             Group Annuity Contracts, Metropolitan Life Insurance
     $61,642                   Company, 7.0%, varying maturity dates                    61,642          61,642

                             Short Term Investment, Repo Kidder Peabody, U.S.
     $33,000                   Treasury Bond, 3.6%, maturing January 4, 1993            33,000          33,000

                             Group Annuity Contract, Principal Mutual Insurance
     $18,984                   Company, 8.35%, varying maturity dates                   18,984          18,984

                             Group Annuity Contract, Continental Assurance Company
     $17,069                   8.52%, maturing January 31, 1993                         17,069          17,069

                             Group Annuity Contract, Continental Assurance Company,
     $15,142                   7.25%, maturing January 4, 1999                          15,142          15,142

                                                           F-18


NOTE 6 - MASTER TRUST STATEMENTS (con't)
- - ----------------------------------------

Principal amount
  or number of                                                                                          Market
shares or units                            Fixed Income Fund                             Cost            Value
- - ----------------             ----------------------------------------------          ----------       ----------

                             Group Annuity Contract, Phoenix Home Life Insurance
      $1,262                   Company, 9.03%, maturing July 31, 1993                  $  1,262         $  1,262

      $8,394                 Participation in COLTV Funds: Short-Term Funds               8,394            8,394
                                                                                       --------         --------
                             Total Fixed Income Fund                                   $487,972         $487,972
                                                                                       ========         ========

                                           Money Market Fund
                             ----------------------------------------------

     $17,709                 Participation in COLTV Funds:  Short-Term Funds            $17,709          $17,709
                                                                                     ==========       ==========
                             Total Investments                                       $1,075,705       $1,425,365
                                                                                     ==========       ==========












NOTE 6 - MASTER TRUST STATEMENTS (con't)
- - ----------------------------------------


For the year ended December 31, 1992, net investment income of the Master Trust relating to the Savings Plans was as follows ($000 Omitted):


                                                          Company     Diversified  Fixed Income   Money Market
                                                Total    Stock Fund   Equity Fund     Fund            Fund
                                             ----------  ----------   -----------  ------------  -------------
Investment income:
  Interest                                   $   42,974   $   1,578       $   209    $   40,413        $   774
  Dividends                                      22,101      22,101             -             -              -
                                             ----------   ---------       -------    ----------        -------
                                                 65,075      23,679           209        40,413            774
                                             ----------   ---------       -------    ----------        -------
Net realized gain on securities sold or
 distributed:
  Proceeds                                    1,074,833      21,737         5,045     1,024,912         23,139
  Cost                                        1,061,751       9,383         4,317     1,024,912         23,139
                                             ----------   ---------       -------    ----------        -------
  Net realized gain                              13,082      12,354           728             -              -
                                             ----------   ---------       -------    ----------        -------
Change in unrealized appreciation:
  Net appreciation at the end of the year       349,660     311,525        38,135             -              -
  Net appreciation at the beginning of
    the year                                    565,643     538,155        27,488             -              -
                                             ----------  ----------       -------    ----------        -------
                                              (215,983)   (226,630)        10,647             -              -
                                             ----------  ----------       -------    ----------        -------
Net investment (loss)/income                 $(137,826)  $(190,597)       $11,584    $   40,413        $   774
                                             ==========  ==========       =======    ==========        =======
Program's interest in net investment         $(124,626)  $(176,658)       $11,481       $39,819           $732
  (loss)/income                              ==========  ==========       =======    ==========        =======



                                                                     SCHEDULE I

                         BRISTOL-MYERS SQUIBB COMPANY
                         ----------------------------
                        SAVINGS AND INVESTMENT PROGRAM
                        ------------------------------
                           SCHEDULE OF INVESTMENTS
                            -----------------------
                              DECEMBER 31, 1993
                              -----------------
                                ($000 OMITTED)


                                                                       Market
                    Loan Fund                              Cost         Value
- - -------------------------------------------------        --------      -------

Participant Loans Receivable, with interest rates
  ranging from 7.0% to 12.5%, varying maturity
  dates                                                  $26,838       $26,838

                                                                  EXHIBIT A


                      CONSENT OF INDEPENDENT ACCOUNTANTS



We hereby consent to the incorporation by reference in the Prospectus constituting part of the Registration Statement on Form S-8 (No. 33-44788) of Bristol-Myers Squibb Company of our report dated June 8, 1994 appearing on page F-4 of this Form 11-K.



/s/ PRICE WATERHOUSE
- - --------------------------
PRICE WATERHOUSE
New York, New York
June 8, 1994